UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 8)

Under the Securities Exchange Act of 1934

VANNESSA VENTURES LTD.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

921941 10 0

(CUSIP Number)

D.W. Walker

102 8th Avenue SW

Calgary, Alberta, Canada T2P 1B3

Tel.:  (403) 231-7773

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

January 22, 2008

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    NOT APPLICABLE

CUSIP No. 921941 10 0	Page 2

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Exploram Enterprises Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,171,363
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,171,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,171,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 921941 10 0	Page 3

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	Coril Holdings Ltd. Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,171,363
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,171,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,171,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 921941 10 0	Page 4

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities only)	R.N. Mannix Not Applicable
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ___ (b) X
3	SEC USE ONLY
4	SOURCE OF FUNDS	WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	___
6	CITIZENSHIP OR PLACE OF ORGANIZATION	Alberta, Canada

NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 71,171,363
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 71,171,363

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,171,363
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ___
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.2%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 921941 10 0	Page 5

SCHEDULE 13D

(Amendment No. 8)

The Statement on Schedule 13D, dated April 20, 2006, initially filed by Exploram Enterprises Ltd. (“Exploram”), Coril Holdings Ltd. (“Coril”) and R.N. Mannix, as amended by Amendment No. 1, dated April 26, 2006, Amendment No. 2, dated June 21, 2006, Amendment No. 3 dated July 24, 2006, Amendment No. 4 dated November 8, 2006, Amendment No. 5, dated January 11, 2007, Amendment No. 6, dated February 27, 2007, and Amendment No. 7, dated June 7, 2007 (as so amended, the “Schedule 13D”), is hereby amended by this Amendment No. 8, dated March 18, 2008 (the “Amendment”), to reflect certain changes in the information previously filed in the Schedule 13D relating to the outstanding Shares of Vannessa Ventures Ltd. (the “Issuer”).  Unless otherwise specified, all capitalized terms contained herein have the meanings assigned to them in the Schedule 13D.

Item 4.

Purpose of Transaction

Item 4 is hereby amended and restated to read in its entirety as follows:

The Shares beneficially held by the Reporting Persons were acquired for, and are being held for, investment purposes on the Reporting Persons’ behalf.  The acquisitions of the Shares were made in the ordinary course of the Reporting Persons’ business or investment activities, as the case may be.

The Shares beneficially held by the Directors and Executive Officers were acquired for, and are being held for, investment purposes on such persons’ behalf.

In an effort to protect their investment and the investments made on behalf of the investors in funds managed by the Reporting Persons, as well as to maximize shareholder value, the Reporting Persons may acquire additional Shares, dispose of all or some of these Shares from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors.

Reference is made to Item 6 hereof for discussion of the following:

(a)

On December 20, 2005 Exploram borrowed Cdn. $2,000,000 from Coril and advanced Cdn. $2,000,000 to the Issuer pursuant to a Secured Debenture payable on demand at any time after February 15, 2006.  On March 2, 2006, the Issuer repaid these funds to Exploram.

(b)

On January 31, 2006, as previously reported by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby, subject to regulatory approval, the Issuer would issue to Exploram a Secured Convertible Debenture in the principal amount of Cdn. $5,000,000 bearing interest at 9.5% per annum payable semi-annually on July 31 and January 31 of each year commencing July 31, 2006 until the maturity date.  The Debenture is convertible into Shares at any time after January 31, 2007, at a price of Cdn. $0.635 per Share.  In addition, for every dollar of principal outstanding on February 1, 2007, the Issuer agreed to issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at Cdn. $0.635 per Share.  On February 1, 2007, the full principal amount of the Debenture remained outstanding and accordingly the Issuer issued to Exploram 5,000,000 warrants having the foregoing terms (see (i) below).  The warrants expired unexercised.  Beneficial ownership totals for the Reporting Persons herein include 7,874,016 Shares that would be issuable upon conversion of the entire principal amount of the Secured Convertible Debenture.

(c)

On February 9, 2006, Exploram borrowed Cdn. $500,000 from Coril and advanced Cdn. $500,000 as an advance on the Cdn. $5,000,000 Secured Convertible Debenture.

(d)

On March 1, 2006 Exploram borrowed Cdn. $4,500,000 from Coril on an interest bearing basis and advanced Cdn. $4,500,000 to complete the Secured Convertible Debenture.

CUSIP No. 921941 10 0	Page 6

(e)

On April 13, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a Secured Debenture payable on demand any time after June 30, 2006. On May 31, 2007, the Issuer repaid these funds to Exploram.

(f)  On June 19, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) August 31, 2006, (as of May 15, 2007, Exploram and the Company agreed to extend this date to June 15, 2008).

(g)

On October 30, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) December 31, 2006.  On May 31, 2007, the Issuer repaid these funds to Exploram.

(h)  On December 27, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) February 28, 2007.

(i)

On February 1, 2007, Exploram acquired 5,000,000 common share purchase warrants entitling it to purchase one common share of the Issuer for each warrant at Cdn. $0.635 per Share pursuant to the above Secured Convertible Debenture dated March 1, 2006.  The warrants expired unexercised.

(j)

On February 15, 2007, as previously reported by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby the Issuer issued 5,000,000 Units (as hereinafter defined) of the Issuer at a price of Cdn. $0.30 per Unit to Exploram, the sole subscriber in the placement, for an aggregate purchase price of Cdn. $1,500,000.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of Cdn. $0.40 per Warrant Share for a period of twelve months from the date of closing and at a price of Cdn. $0.50 per share for the period thereafter until twenty-four months from the date of closing.  An aggregate 5,000,000 common shares and 2,500,000 warrants were issued to Exploram in this placement.  On January 22, 2008, Exploram exercised the foregoing warrants at an exercise price of Cdn. $0.40 per share for aggregate consideration to the Issuer of Cdn. $1,000,000.  See (l) below.

(k)

On May 15, 2007, as previously reported by the Issuer, Exploram purchased 4,285,714 Units (as hereinafter defined) from the Issuer on a private placement basis, at a price of Cdn. $0.35 per Unit, for an aggregate purchase price of Cdn. $1,500,000.  The Issuer issued an aggregate 18,571,371 Units in the private placement including those issued to Exploram.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of Cdn. $0.45 per Warrant Share until May 15, 2009.  An aggregate 4,285,714 common shares and 2,142,857 warrants were issued to Exploram in this placement.

(l)

On January 22, 2008, Exploram exercised 2,500,000 warrants acquired as part of the non-brokered private placement of February 15, 2007, at an exercise price of Cdn. $0.40 per share for aggregate consideration to the Issuer of Cdn. $1,000,000.

(m)

Please refer to Item 6 for information concerning agreements previously entered into by Coril or Exploram with their nominees to the Board of the Issuer to account to Coril or Exploram, as the case may be, for any economic benefit of options received by him from the Issuer.  All of these agreements have since been terminated.

Other than as set forth above, none of the Reporting Persons, nor any of the Directors and Executive Officers, have formulated any plans or proposals which relate to or would result in any matter required to be disclosed in response to paragraphs (a) through (j) of Item 4 of Schedule 13D.

Any future decisions of the Reporting Persons to take any such actions with respect to the Issuer of its securities will take into account various factors, including the prospects of the Issuer, general market and economic conditions and other factors deemed relevant.

CUSIP No. 921941 10 0	Page 7

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and restated to read in its entirety as follows:

Coril has advanced the following monies to the Issuer; Cdn. $250,000 on October 5, 2005, Cdn. $325,000 on November 4, 2005 and Cdn. $250,000 on December 7, 2005 pursuant to non interest bearing promissory notes payable on demand.  On December 21, 2005, the Issuer repaid Coril all of the aforementioned notes in full.

On December 20, 2005 Exploram borrowed Cdn. $2,000,000 from Coril and advanced Cdn. $2,000,000 to the Issuer pursuant to a Secured Debenture payable on demand at any time after February 15, 2006, bearing interest at 9.5% compounded annually and payable monthly.  The Issuer agreed to pay a 3% structuring fee for the financing.  On March 2, 2006, the Issuer repaid these funds to Exploram.

On January 31, 2006 as previously announced by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby, subject to regulatory approval the Issuer would issue to Exploram a Secured Convertible Debenture in the principal amount of Cdn. $5,000,000.  The Secured Convertible Debenture would mature on January 31, 2009 and interest would be payable on the principal amount at a rate of 9.5% per annum, payable semi-annually on July 31 and January 31 of each year commencing July 31, 2006 until the maturity date.  The principal amount outstanding under the convertible debenture may be:

i)

converted into common shares at any time after January 31, 2007 at a price of Cdn. $0.635 per share (which is 20% over the average closing price over the last 10 trading days prior to January 31, 2006); and

ii)

repaid by the Issuer at any time before January 31, 2007 upon payment of a 5% prepayment penalty or thereafter upon thirty days notice (within which period Exploram may convert) without payment of a prepayment penalty.

In addition, for every dollar of principal outstanding on February 1, 2007, the Issuer agreed to issue one common share purchase warrant to Exploram, each warrant entitling Exploram to acquire one common share at any time up to March 1, 2008 at Cdn. $0.635 per share.  On February 1, 2007, the full principal amount of the Debenture remained outstanding and accordingly the Issuer issued to Exploram 5,000,000 warrants having the foregoing terms.  The warrants expired unexercised.  The Issuer’s obligations under the convertible debenture are secured by a general security agreement over the Corporation’s assets and a pledge of the shares of each of its subsidiaries.  The Issuer agreed to pay Exploram a structuring fee of Cdn. $90,000 in respect of the placement.

The Shares beneficially owned by the Reporting Persons as set forth herein include 7,874,016 Shares that would be issuable upon conversion of the entire principal amount of the Secured Convertible Debenture.

On February 9, 2006 Exploram borrowed Cdn. $500,000 from Coril and advanced Cdn. $500,000 towards the Cdn. $5,000,000 non brokered private placement.  On March 1, 2006, Exploram borrowed Cdn. $5,000,000 and advanced Cdn. $4,500,000 to the Issuer and executed all documentation to enter into the Secured Convertible Debenture.

On April 13, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a Secured Debenture payable on demand at any time after June 30, 2006, bearing interest at 9.5% compounded annually and payable monthly.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.  On May 31, 2007, the Issuer repaid these funds to Exploram.

On June 19, 2006, Exploram borrowed Cdn. $1,500,000 from Coril and advanced Cdn. $1,500,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) August 31, 2006 (as of May 15, 2007, Exploram and the Company agreed to extend this date to June 15, 2008).  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

CUSIP No. 921941 10 0	Page 8

On October 30, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) December 31, 2006.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing. On May 31, 2007, the Issuer repaid these funds to Exploram.

On December 27, 2006, Exploram borrowed Cdn. $1,000,000 from Coril and advanced Cdn. $1,000,000 to the Issuer pursuant to a promissory note payable on demand after the earlier of (i) the occurrence of an event of default under the above Secured Convertible Debenture dated March 1, 2006 and (ii) February 28, 2007.  The promissory note bears interest at 9.5% compounded annually and payable monthly.  The Issuer may prepay the loan in whole or in part at any time without penalty.  The loan is secured by a general security agreement over the Issuer’s assets.  The Issuer agreed to pay a 3% structuring fee for the financing.

On February 1, 2007, Exploram acquired 5,000,000 common share purchase warrants entitling it to purchase one common share of the Issuer for each warrant at Cdn. $0.635 per Share pursuant to the above Secured Convertible Debenture dated March 1, 2006.  The warrants expired unexercised.

On February 15, 2007, as previously reported by the Issuer, Exploram and the Issuer entered into a non brokered private placement whereby the Issuer issued 5,000,000 Units (as hereinafter defined) of the Issuer at a price of Cdn. $0.30 per Unit to Exploram, the sole subscriber in the placement, for an aggregate purchase price of Cdn. $1,500,000.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of Cdn. $0.40 per Warrant Share for a period of twelve months from the date of closing and at a price of Cdn. $0.50 per share for the period thereafter until twenty-four months from the date of closing.  An aggregate 5,000,000 common shares and 2,500,000 warrants were issued to Exploram in this placement.  On January 22, 2008, Exploram exercised the foregoing warrants at an exercise price of Cdn. $0.40 per share for aggregate consideration to the Issuer of Cdn. $1,000,000.  See below.

On May 15, 2007, as previously reported by the Issuer, Exploram purchased 4,285,714 Units (as hereinafter defined) from the Issuer on a private placement basis, at a price of Cdn. $0.35 per Unit, for an aggregate purchase price of Cdn. $1,500,000.  The Issuer issued an aggregate 18,571,371 Units in the private placement including those issued to Exploram.  Each Unit consists of one common share and one-half of one share purchase warrant (the “Unit”).  Each whole warrant entitles the subscriber to purchase one additional share (“Warrant Share”) of the Issuer at the price of Cdn. $0.45 per Warrant Share until May 15, 2009.  An aggregate 4,285,714 common shares and 2,142,857 warrants were issued to Exploram in this placement.

On January 22, 2008, Exploram exercised 2,500,000 warrants acquired as part of the non-brokered private placement of February 15, 2007, at an exercise price of Cdn. $0.40 per share for aggregate consideration to the Issuer of Cdn. $1,000,000.

Coril entered into an agreement with each of Messrs. L.B. Gordon and J.K. Amundrud on March 31, 1999 whereby each of the individuals agreed, inter alia, that as Coril’s nominee on the Board of Directors of the Issuer, should the individual receive options to acquire shares of the Issuer in their capacity as a Director or Officer, it was intended that the economic benefits, if any, of the Options ultimately be Coril’s and that the individual should not receive any benefit or incur any liability with respect to the Options.  The individuals agreed to account to Coril for any economic benefit that he received as a result of receiving the options including disgorgement of any after tax profits resulting from the exercise of the Options and the sale of Shares of the Issuer issued as a result.  On August 3, 2001, Mr. G.D. Chapel, as a Coril nominee to the Board of the Issuer, also entered into an agreement with Coril to account to Coril for any economic benefit of options received by him from the Issuer.  As a result of Coril transferring its interest in the Issuer to Exploram on May 25, 2004, these agreements are no longer in effect.

On August 10, 2004, Mr. G.D. Chapel entered into an agreement with Exploram, as Exploram’s nominee to the Board of the Issuer, to account to Exploram for any economic benefit of options received by him from the Issuer.  This agreement was terminated on January 1, 2005.

On September 23, 2004, Mr. J.K. Amundrud entered into an agreement with Exploram, as Exploram’s nominee to the Board of the Issuer, to account to Exploram for any economic benefit of options received by him from the Issuer.  This agreement was terminated on January 1, 2006.

CUSIP No. 921941 10 0	Page 9

Item 7.

Material to be Filed as Exhibits

Exhibit A

Warrant Subscription Form as executed by Exploram Enterprises Ltd., effective January 22, 2008, with respect to purchase of 2,500,000 shares issuable upon exercise of warrants issued in February 2007 private placement (Form of Warrant included).

CUSIP No. 921941 10 0	Page 10

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: March 18, 2008	Exploram Enterprises Ltd.

By:	/s/ D. W. Walker
D. W. Walker
Vice President and Chief Financial Officer

By:	/s/ R. M. Melrose
R. M. Melrose
Vice President, General Counsel and Secretary

Date: March 18, 2008	Coril Holdings Ltd.

By:	/s/ D. W. Walker
D. W. Walker
Vice President and Chief Financial Officer

By:	/s/ R. M. Melrose
R. M. Melrose
Vice President, General Counsel and Secretary

Date: March 18, 2008	R. N. Mannix, individually

/s/ R.N. Mannix

Exhibit A

SUBSCRIPTION FORM

The Undersigned, holder of the within warrant, hereby subscribes for              2,500,000              common shares of  VANNESSA VENTURES LTD., pursuant to a private placement approved by the TSX Venture Exchange on February 20, 2007. If the number of shares purchased hereby does not exercise all of the rights evidenced by this warrant, the holder requests issuance and delivery to it at the following address of a new warrant evidencing the unused rights. The Undersigned directs that the shares hereby subscribed for be issued and delivered to it as follows:

NAME	ADDRESS	NO. OF SHARES

Exploram Enterprises Ltd.	102 – 8th Ave SW	2,500,000
	Calgary, Alberta
	T2P 1B3

The undersigned represents, warrants and certifies as follows (one of the following must be checked):

(A)

*          √

the undersigned holder at the time of exercise of the Warrant is not in the United States, is not a "U.S. person" as defined in Regulation S under the 1933 Act and is not exercising the Warrant on behalf of, or for the account or benefit of a U.S. person and did not execute or deliver this subscription form in the United States; OR

(B)

*

the undersigned holder has delivered to the Company and the Company's transfer agent an opinion of counsel (which will not be sufficient unless it is in form and substance satisfactory to the Company) to the effect that with respect to the securities to be delivered upon exercise of this Warrant, the issuance of such securities have been registered under the 1933 Act and applicable state securities laws or an exemption from the registration requirements of the 1933 Act and applicable state securities laws is available; OR

(C)

*      .

is the original subscriber of the Warrants and the representations, warranties and covenants made by the undersigned in the subscription agreement pursuant to which it purchased the Warrants from the Company are true and correct on the date hereof.

"United States and "U.S. person" are as defined by Regulation S under the U.S. Securities Act.

The undersigned holder understands that unless Box (A) above is checked, the certificate representing the Common Shares issued upon exercise of the Series A Warrant will bear a legend restricting transfer without registration under the U.S. Securities Act and applicable state securities laws unless an exemption form registration is available. A share certificate bearing such a legend is not considered to be good delivery under the Rules and Policies of the TSX Venture Exchange.

DATED this        day of January, 2008

Signature

Exploram Enterprises Ltd.

Name (Please print)

102 – 8th Ave SW

Calgary, Alberta, T2P 1B3

Address

WITHOUT PRIOR WRITTEN APPROVAL OF THE TSX VENTURE EXCHANGE (THE "EXCHANGE") AND COMPLIANCE WITH ALL APPLICABLE SECURITIES LEGISLATION, THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY NOT BE SOLD, TRANSFERRED, HYPOTHECATED OR OTHERWISE TRADED ON OR THROUGH THE FACILITIES OF THE EXCHANGE OR OTHERWISE IN CANADA OR TO OR FOR THE BENEFIT OF A CANADIAN RESIDENT UNTIL JUNE 22, 2007.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THE SECURITIES SHALL NOT TRADE THE SECURITIES BEFORE JUNE 22, 2007.

THE WARRANTS REPRESENTED BY THIS CERTIFICATE MAY NOT BE EXERCISED, BY A U.S. PERSON OR PERSON WITHIN THE UNITED STATES (OR ON BEHALF OF ANY SUCH PERSON) UNLESS REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT") AND ANY APPLICABLE U.S. STATE SECURITIES LAWS AND REGULATIONS GOVERNING SUCH TRANSACTION OR UNLESS AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE. TERMS USED HEREIN HAVE THE MEANING ASSIGNED TO THEM IN REGULATION S UNDER THE ACT.

NON-TRANSFERABLE

WARRANT TO PURCHASE COMMON SHARES

OF

VANNESSA VENTURES LTD.

(Incorporated under the laws of the Province of British Columbia)

Warrant Certificate No.: A001-2007

THIS IS TO CERTIFY THAT, for value received, EXPLORAM ENTERPRISES LTD., 102 –8th Avenue S.W., Calgary, Alberta, T2P 1B3, the Holder of this Warrant, is entitled to purchase:

TWO MILLION FIVE HUNDRED THOUSAND

(2,500,000)

non-assessable common shares of VANNESSA VENTURES LTD. (hereinafter called the "Company") as such shares were constituted on the date hereof at any time up to 4:00 PM local time at the City of Calgary, Province of Alberta, on February 21, 2008 at the price of $0.40 per share and at a price of $0.50 per share for the period thereafter up to and including February 21, 2009, of lawful money of Canada, upon and subject to the terms and conditions attached hereto.

This Warrant may not be transferred by the holder. This Warrant and the common shares to be issued upon its exercise have not been registered under the United States Securities Act of 1933, as amended ("the Act") or the securities laws of any state of the United States. This Warrant may not be exercised by or on behalf of any U.S. person, directly or indirectly, or in the United States, unless (i) the common shares are registered under the Act and the applicable laws of any such state, or, (ii) an exemption from such registration requirements is available. "United States" and "U.S. person" are as defined by Rule 901 of Regulation S under the Act.

VANNESSA VENTURES LTD.

Per:

____________________________________________

Director

Date:

February 21, 2007

NOTE:

Any share certificates issued upon exercise of this warrant prior to the expiry of the hold period set out in the legends in italics at the top of this certificate will be printed with the legends set out in italics at the top of this certificate.

TERMS, CONDITIONS AND INSTRUCTIONS

1.

The holder of this warrant may subscribe for the number of shares of the Company indicated on the face hereof.

2.

For each share purchased pursuant to this warrant on or before February 21, 2008, payment must be made in the amount of $0.40 per share and thereafter until twenty-four months from the date of closing at a price of $0.50 per share.  All payments must be made in Canadian Funds, in cash or by certified cheque, bank draft or money order payable, at par, in Vancouver, British Columbia.  If payment is made by way of an uncertified cheque, the Company reserves the right to deem that the payment has not been received until the cheque has cleared the account upon which it has been drawn.

3.

To exercise the rights evidenced by this warrant, this warrant with the following Subscription Form completed, must be delivered or mailed to Vannessa Ventures Ltd., of Suite 220, 1010-1st Street S.W., Calgary, Alberta, T2R 1K4 and received by that company.

4.

The rights evidenced by this warrant expire at 4:00 PM local time in Vancouver, British Columbia, on February 21, 2009.

5.

The rights evidenced by this warrant may not be transferred.

6.

If this warrant or the purchase price is forwarded by mail it is suggested that registered mail be used as neither the Company nor Computershare Trust Company of Canada will be responsible for any losses which occur through the use of mails.

7.

The rights evidenced by this warrant are to purchase common shares in the capital stock of the Company as they were constituted on February 21, 2007.  The number of Shares issuable upon exercise of this warrant and the exercise price of the warrant are subject to adjustment in the events and in the manner following:

a.

if the Company consolidates or subdivides its shares, the number of Shares issuable upon exercise of this Warrant will be increased or decreased, proportionately so that this Warrant will entitle the holder to acquire the same percentage of shares of the Company, at the same total price, immediately after the subdivision, consolidation or stock dividend as the holder could purchase immediately before that event occurred, expressed on a per post-consolidation or post-subdivision share basis;

b.

in case of any capital reorganization or reclassification of the capital of the Company or the merger, amalgamation or arrangement of the Company with or into any other company, each Warrant, after the capital reorganization, reclassification of capital, merger, amalgamation or arrangement, will entitle the holder to acquire the number of shares or other securities of the Company or of the company resulting from the capital reorganization, reclassification, merger, amalgamation or arrangement, as the case may be, to which the holder would have been entitled if the holder had exercised one Warrant immediately before the capital reorganization, reclassification, consolidation, merger, amalgamation or arrangement at the same total price; and

c.

the adjustments provided for in this subsection are cumulative.

Any disputes between the Company and any holder relating to adjustments made under this section will be finally determined by the Company's Auditors or, if they will not consent to determine the dispute, another firm of Chartered Accountants in Calgary, Alberta, appointed by the Company.

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